Exhibit 99.2

November 1, 2021

Dear shareholders,

Over the last few months, significant progress has been made to mitigate the impact of the COVID-19 pandemic across many markets. Many countries have lifted restrictions on daily life and permitted the resumption of regular office work, schooling and even large events. Travel restrictions are also gradually being lifted, although more slowly than many had anticipated. With the reopening of the transatlantic travel routes in November, almost all relevant western travel restrictions will have been lifted, while travel within and to Asia remains heavily restricted.

Despite these positive developments, we do not expect a full rebound in travel over winter as there continues to be some uncertainty about the development of the pandemic in the Northern hemisphere over the coming months. However, for spring and early summer 2022, we expect travel demand and behavior to approach pre-pandemic levels in Americas and Europe, with a strong rebound of city and international travel in those regions. Asia is likely to lag, and we expect that the recovery in our segment Rest of World will take more time.

Trivago in H2 2021 and 2022
Significant progress with vaccination programs in many countries in Europe and the Americas has led to a noticeable recovery in our revenue in the third quarter compared to the same period in 2020, although they remain well below the levels in the same period in 2019, and the recovery trajectory flattened in October as compared to the summer month given the remaining travel restrictions.

Based on our performance in the third quarter, we have come out of summer with confidence: we believe our strategic direction is right and offers significant opportunities for 2022 and beyond. The diversification of our product offering and our revenue streams has shown early success, and we believe it will be a driving force going forward. In 2022, we plan to focus on four strategic levers across the company: (1) improve conversion and quality of our core product, (2) improve and manage customer lifetime value, (3) offer inspiration through upper-funnel products and (4) launch and scale new B2B solutions. This focus is a continuation of our strategy in 2021. We have made significant progress and have benefited from our learnings so far:

•We have seen a significant improvement in our auction dynamics. In markets where travel demand has recovered strongly, advertisers became more active and increased their bids. In addition, we have seen that a growing number of advertisers are leveraging our CPA payment model to optimize their overall campaigns.
•We are on track with our cloud migration and expect the migration of all live applications to be completed by year end. This will improve the overall reliability and scalability of our products.
•The unprecedented impact of the COVID-19 pandemic has helped us better understand our brand marketing performance. We believe our prior television advertising campaigns continued to have a significant positive effect on direct traffic volumes, even in periods after the advertising was aired. As we significantly reduced advertising on television in 2020 and resumed such advertising at reduced levels in 2021, we anticipate that we will not benefit in the same way from prior campaigns in the next years as it had been the case in the past. As a result, we anticipate that we would need to invest in television advertising campaigns in the next years to rebuild our pre-pandemic direct traffic baseline.

•During summer we have – despite the softness in city travel and the reluctance to travel among certain customers – managed to run brand marketing campaigns with good returns in a few markets, a fact that has given us reason to believe that we can profitably invest into growing our baseline from current levels over the years to come.
•Our local travel product, trivago weekend, has launched packaged offers by rail and plane in first pilot markets. By adding more and more features, we are getting closer to offering comprehensive coverage of weekend travel and activities.
•The first tests of our Meta-as-a-Service (MaaS) offering have been very exciting, and we are currently live with the first partners, with more in testing. Interest in the product is strong, and we believe that MaaS represents a multi-million Euro contribution opportunity in the next few years.

With progress across our different strategic pillars and full recovery in sight in some of our core markets, we are excited about next year and the opportunities for us in an ever-changing travel market.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability and the speed and extent of the recovery across the broader travel industry;
•any additional impairment of goodwill;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;

•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP.

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